Exhibit 12

Regions Financial Corporation

Computation of Ratio of Earnings to Fixed Charges

(from Continuing Operations)

(Unaudited)

(Amounts in thousands)	Three Months Ended June 30(1)		Six Months Ended June 30(2)
	2008	2007	2008	2007
Income from continuing operations before income taxes	$273,544	$684,401	$768,078	$1,394,385
Interest on non-deposit interest bearing liabilities	228,803	244,906	490,937	488,304
Interest portion of rent expense from continuing operations	15,528	14,866	30,701	29,103

Total income for computation excluding interest on deposits	517,875	944,173	1,289,716	1,911,792
Interest on deposits	422,151	677,239	925,341	1,364,698

Total income for computation including interest on deposits	$940,026	$1,621,412	$2,215,057	$3,276,490

Fixed charges excluding interest on deposits	$244,331	$259,772	$521,638	$517,407
Fixed charges including interest on deposits	$666,482	$937,011	$1,446,979	$1,882,105

Ratio excluding interest on deposits	2.12	3.63	2.47	3.69
Ratio including interest on deposits	1.41	1.73	1.53	1.74
Components of fixed charges:
Interest:
Interest on deposits	$422,151	$677,239	$925,341	$1,364,698
Interest on non-deposit interest bearing liabilities	228,803	244,906	490,937	488,304

Total interest charges	$650,954	$922,145	$1,416,278	$1,853,002

Rental expense	$46,585	$44,598	$92,102	$87,309
Portion of rental expense deemed representative of interest	$15,528	$14,866	$30,701	$29,103

(1)

The recognized interest related to uncertain tax positions of approximately ($1) million and $24 million for the three months ended June 30, 2008 and 2007, respectively, was excluded from this calculation.

(2)

The recognized interest related to uncertain tax positions of approximately $1 million and $48 million for the six months ended June 30, 2008 and 2007, respectively, was excluded from this calculation.